Registration Statement No. 333-217200
Filed Pursuant to Rule 433

Subject to Completion, dated January 22, 2018
Pricing Supplement to the Prospectus dated April 27, 2017, the Prospectus Supplement dated April 27, 2017 and the Product Supplement dated May 1, 2017
Senior Medium-Term Notes, Series D
Bullish Digital Return Notes with Barrier due March 1, 2019
Linked to the Lesser Performing of the Russell 2000® Index and the EURO STOXX 50® Index
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The notes are designed for investors who seek a fixed positive return equal to the Digital Return (as defined below) if a Barrier Event (as defined below) does not occur as to either the Russell 2000® Index or the EURO STOXX 50® Index (each an “Underlying Asset”).  Investors should be willing to forgo periodic interest, and if a Barrier Event occurs, be willing to lose 1% of their principal amount for each 1% that the value of the Lesser Performing Underlying Asset decreases.

•	A “Barrier Event” will occur if the closing level of either Underlying Asset on any trading day from the Pricing Date to the Valuation Date is less than its Barrier Level.
•	Investors in the notes may lose up to 100% of their principal amount at maturity.
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The Digital Return is expected to be 8.00%. Accordingly, the maximum amount payable on the notes is expected to be $1,080.00 for each $1,000 in principal amount. The actual Digital Return will be determined on the Pricing Date.

•	Any payment at maturity is subject to the credit risk of Bank of Montreal.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000.
•	The offering is expected to price on or about January 29, 2018, and the notes are expected to settle through the facilities of The Depository Trust Company on or about February 1, 2018.
•	The notes are scheduled to mature on or about March 1, 2019.
•	Our subsidiary, BMO Capital Markets Corp. (“BMOCM”), is the agent for this offering. See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
Investing in the notes involves risks, including those described in the “Selected Risk Considerations” section beginning on page P-5 of this pricing supplement, the “Additional Risk Factors Relating to the Notes” section beginning on page PS-5 of the product supplement, and the “Risk Factors” section beginning on page S-1 of the prospectus supplement and on page 8 of the prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement, the product supplement, the prospectus supplement or the prospectus.  Any representation to the contrary is a criminal offense.
The notes will be our unsecured obligations and will not be savings accounts or deposits that are insured by the United States Federal Deposit Insurance Corporation, the Deposit Insurance Fund, the Canada Deposit Insurance Corporation or any other governmental agency or instrumentality or other entity.
On the date of this preliminary pricing supplement, based on the terms set forth above, the estimated initial value of the notes is $988.80 per $1,000 in principal amount. The estimated initial value of the notes on the Pricing Date may differ from this value but will not be less than $970.00 per $1,000 in principal amount. However, as discussed in more detail in this pricing supplement, the actual value of the notes at any time will reflect many factors and cannot be predicted with accuracy.

	Price to Public(1)	Agent’s Commission(1)	Proceeds to Bank of Montreal

Per Note	US$1,000	US$4.30	US$995.70

Total	US$	US$	US$

(1)   Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these accounts may be between $990.00 and $1,000 per $1,000 in principal amount.
BMO CAPITAL MARKETS

Key Terms of the Notes:

Underlying Assets:
The Russell 2000® Index or the “RTY” (ticker symbol: RTY) and the EURO STOXX 50® Index (Bloomberg symbol: SX5E). See the section below entitled “The Underlying Assets” for additional information about the Underlying Assets.

Payment at Maturity:
(i) If a Barrier Event does not occur, then the amount that the investors will receive at maturity for each $1,000 in principal amount of the notes will equal:

Principal Amount + (Principal Amount x Digital Return)

(ii) If a Barrier Event occurs, but the Final Level of the Lesser Performing Underlying Asset is greater than or equal to its Initial Level, then investors will receive the principal amount of the notes.

(iii) If a Barrier Event occurs, and the Percentage Change of either Underlying Asset is negative, then the payment at maturity will equal:

Principal Amount + (Principal Amount × Percentage Change of the Lesser Performing Underlying Asset) In this case, investors will lose all or a portion of the principal of the notes.

Digital Return:	8.00%

Initial Level:	The respective closing level of each of the Underlying Assets on the Pricing Date.

Final Level:	The respective closing level of each of the Underlying Assets on the Valuation Date.

Barrier Level:	70.00% of the respective Initial Level for each of the Underlying Assets.

Barrier Event:	A Barrier Event will be deemed to occur with respect to an Underlying Asset if its closing level is less than its Barrier Level on any trading day during the Monitoring Period.

Monitoring Period:	The period from the Pricing Date to the Valuation Date.

Lesser Performing Underlying Asset:	The Underlying Asset that has the lowest Percentage Change.

Percentage Change:	Final Level – Initial Level, expressed as a percentage. Initial Level

Pricing Date:	On or about January 29, 2018.

Settlement Date:	On or about February 1, 2018, as determined on the Pricing Date.

Valuation Date:	On or about February 26, 2019, as determined on the Pricing Date.

Maturity Date:	On or about March 1, 2019, as determined on the Pricing Date.

Automatic Redemption:	Not applicable

Calculation Agent:	BMOCM

Selling Agent:	BMOCM

CUSIP:	06367TY38

The Pricing Date and the Settlement Date are subject to change. The actual Pricing Date, Settlement Date, Valuation Date, Maturity Date, Initial Levels and Barrier Levels will be set forth in the final pricing supplement.

We may use this pricing supplement in the initial sale of the notes. In addition, BMOCM or another of our affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless our agent or we inform you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Payoff Example

The following tables show the hypothetical payout profile of an investment in the notes based on hypothetical Percentage Changes of the Lesser Performing Underlying Asset, reflecting the Barrier Level of 70.00% and a Digital Return of 8.00%.  Please see the hypothetical returns section below for more detailed examples.

If a Barrier Event does not occur:

If a Barrier Event does occur:

* Your return on the notes will be determined solely by the Percentage Change of the Lesser Performing Underlying Asset

Additional Terms of the Notes

You should read this pricing supplement together with the product supplement dated May 1, 2017, the prospectus supplement dated April 27, 2017 and the prospectus dated April 27, 2017.  This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours or the agent. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Relating to the Notes” in the product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement dated May 1, 2017: https://www.sec.gov/Archives/edgar/data/927971/000121465917002865/c427172424b5.htm

•	Prospectus supplement dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142764/d381374d424b5.htm

•	Prospectus dated April 27, 2017: https://www.sec.gov/Archives/edgar/data/927971/000119312517142728/d254784d424b2.htm

Our Central Index Key, or CIK, on the SEC website is 927971.  As used in this pricing supplement, “we,” “us” or “our” refers to Bank of Montreal.

We have filed a registration statement (including a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read the prospectus in that registration statement and the other documents that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents free of charge by visiting the SEC’s website at http://www.sec.gov. Alternatively, we will arrange to send to you the prospectus (as supplemented by the prospectus supplement and product supplement) if you request it by calling our agent toll-free at 1-877-369-5412.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Assets.  These risks are explained in more detail in the “Additional Risk Factors Relating to the Notes” section of the product supplement.

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Your investment in the notes may result in a loss. — You may lose some or all of your investment in the notes. The payment at maturity will be based on the Final Level of each Underlying Asset, whether a Barrier Event has occurred, and whether the Final Level of the Lesser Performing Underlying Asset is less than its Initial Level.  If a Barrier Event occurs during the Monitoring Period and the Final Level of either Underlying Asset is less than its Initial Level, you will lose 1% of the principal amount of your notes for each 1% that the Final Level of the Lesser Performing Underlying Asset is less than its Initial Level.  Accordingly, you could lose up to 100% of the principal amount of the notes.

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The protection provided by the Barrier Level may terminate on any day during the Monitoring Period. — If the closing level of either Underlying Asset on any trading day during the Monitoring Period is less than its Barrier Level, you will be fully exposed at maturity to any decrease in the value of the Lesser Performing Underlying Asset. Under these circumstances, if the Percentage Change of either Underlying Asset is negative, you will lose 1% (or a fraction thereof) of the principal amount of your investment for every 1% (or a fraction thereof) that the Percentage Change of the Lesser Performing Underlying Asset is less than its Initial Level. You will be subject to this potential loss of principal even if, after the Barrier Event, the value of the relevant Underlying Asset increases above its Barrier Level.

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Your return on the notes is limited to the Digital Return, regardless of any appreciation in the level of the Underlying Assets. — The return on your notes will not be greater than the Digital Return. This will be the case even if the Percentage Change of the Lesser Performing Underlying Asset exceeds the Digital Return.

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Your investment is subject to the credit risk of Bank of Montreal. — Our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay the amount due at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

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Your return on the notes may be determined solely by reference to the Lesser Performing Underlying Asset, even if the other Underlying Asset performs better. — Your payment at maturity may only be determined by reference to the performance of the Lesser Performing Underlying Asset.  Even if the other Underlying Asset has appreciated in value compared to its Initial Level, or has experienced a decline that is less than that of the Lesser Performing Underlying Asset, your return at maturity will only be determined by reference to the performance of the Lesser Performing Underlying Asset if a Barrier Event has occurred.

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Your return on the notes will be determined by reference to each Underlying Asset individually, not to a basket, and the payments on the notes will be based on the performance of the Lesser Performing Underlying Asset. — The notes are not linked to a weighted basket, in which the risk may be mitigated and diversified among each of the basket components. For example, in the case of notes linked to a weighted basket, the return would depend on the weighted aggregate performance of the basket components reflected as the basket return. As a result, the depreciation of one basket component could be mitigated by the appreciation of the other basket component, as scaled by the weighting of that basket component. However, in the case of the notes, the individual performance of each Underlying Asset would not be combined, and the depreciation of an Underlying Asset would not be mitigated by any appreciation of the other Underlying Asset. Instead, your return at maturity will depend solely on the Final Level of the Lesser Performing Underlying Asset.

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Potential conflicts. — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We or one or more of our affiliates may also engage in trading of securities represented by the Underlying Assets on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for our customers. Any of these activities could adversely affect the level of an Underlying Asset and, therefore, the market value of, and the payments on, the notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of the Underlying Assets. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the notes.

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Our initial estimated value of the notes will be lower than the price to public. — Our initial estimated value of the notes is only an estimate, and is based on a number of factors.  The price to public of the notes will exceed our initial estimated value, because costs associated with offering, structuring and hedging the notes are included in the price to public, but are not included in the estimated value.  These costs include the underwriting discount and selling concessions, the profits that we and our affiliates expect to realize for assuming the risks in hedging our obligations under the notes and the estimated cost of hedging these obligations.   The initial estimated value of the notes may be as low as the amount indicated on the cover page of this pricing supplement.

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Our initial estimated value does not represent any future value of the notes, and may also differ from the estimated value of any other party. — Our initial estimated value of the notes as of the date of this preliminary pricing supplement is, and our estimated value as determined on the Pricing Date will be, derived using our internal pricing models.  This value is based on market conditions and other relevant factors, which include volatility of the Underlying Assets, dividend rates and interest rates.  Different pricing models and assumptions could provide values for the notes that are greater than or less than our initial estimated value.  In addition, market conditions and other relevant factors after the Pricing Date are expected to change, possibly rapidly, and our assumptions may prove to be incorrect.  After the Pricing Date, the value of the notes could change dramatically due to changes in market conditions, our creditworthiness, and the other factors set forth in this pricing supplement and the product supplement.  These changes are likely to impact the price, if any, at which we or BMOCM would be willing to purchase the notes from you in any secondary market transactions.  Our initial estimated value does not represent a minimum price at which we or our affiliates would be willing to buy your notes in any secondary market at any time.

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The terms of the notes are not determined by reference to the credit spreads for our conventional fixed-rate debt. — To determine the terms of the notes, we will use an internal funding rate that represents a discount from the credit spreads for our conventional fixed-rate debt.  As a result, the terms of the notes are less favorable to you than if we had used a higher funding rate.

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Certain costs are likely to adversely affect the value of the notes. — Absent any changes in market conditions, any secondary market prices of the notes will likely be lower than the price to public.  This is because any secondary market prices will likely take into account our then-current market credit spreads, and because any secondary market prices are likely to exclude all or a portion of the underwriting discount and selling concessions and the hedging profits and estimated hedging costs that are included in the price to public of the notes and that may be reflected on your account statements.  In addition, any such price is also likely to reflect a discount to account for costs associated with establishing or unwinding any related hedge transaction, such as dealer discounts, mark-ups and other transaction costs.  As a result, the price, if any, at which BMOCM or any other party may be willing to purchase the notes from you in secondary market transactions, if at all, will likely be lower than the price to public.  Any sale that you make prior to the maturity date could result in a substantial loss to you.

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You will not have any shareholder rights and will have no right to receive any securities represented by the Underlying Assets at maturity. — Investing in your notes will not make you a holder of any securities represented by the Underlying Assets.  Neither you nor any other holder or owner of the notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to these securities.

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An investment in the notes is subject to risks associated in investing in stocks with a small market capitalization. — The RTY consists of stocks issued by companies with relatively small market capitalizations.  These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies.  As a result, the level of the RTY may be more volatile than that of a market measure that does not track solely small-capitalization stocks.  Stock prices of small-capitalization companies are also generally more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, and be less attractive to many investors if they do not pay dividends.  In addition, small capitalization companies are typically less well-established and less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of those individuals.  Small capitalization companies tend to have lower revenues, less diverse product lines, smaller shares of their target markets, fewer financial resources and fewer competitive strengths than large-capitalization companies.  These companies may also be more susceptible to adverse developments related to their products or services.

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Changes that affect an Underlying Asset will affect the market value of the notes and the amount you will receive at maturity. — The policies of FTSE Russell, the sponsor of the RTY, and STOXX Limited (“STOXX”), the sponsor of EURO STOXX 50® (each, an “Index Sponsor”), concerning the calculation of the applicable Underlying Asset, additions, deletions or substitutions of the components of the applicable Underlying Asset and the manner in which changes affecting those components, such as stock dividends, reorganizations or mergers, may be reflected in the applicable Underlying Asset and, therefore, could affect the level of the applicable Underlying Asset, the amount payable on the notes at maturity and the market value of the notes prior to maturity.  The amount payable on the notes and their market value could also be affected if either Index Sponsor changes these policies, for example, by changing the manner in which it calculates the applicable Underlying Asset, or if either Index Sponsor discontinues or suspends the calculation or publication of the applicable Underlying Asset.

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We have no affiliation with either Index Sponsor and will not be responsible for any actions taken by either Index Sponsor. — Neither Index Sponsor is an affiliate of ours or will be involved in the offering of the notes in any way. Consequently, we have no control over the actions of either Index Sponsor, including any actions of the type that would require the calculation agent to adjust the payments on the notes. Neither Index Sponsor has any obligation of any sort with respect to the notes. Thus, neither Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the notes.  None of our proceeds from the issuance of the notes will be delivered to either Index Sponsor.

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An investment in the notes is subject to risks associated with foreign securities markets. — The SX5E tracks the value of certain European equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the SX5E may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in Europe are subject to political, economic, financial and social factors that apply in that market. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in European economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to European companies or investments in European equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, European economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

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Lack of liquidity. — The notes will not be listed on any securities exchange.  BMOCM may offer to purchase the notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which BMOCM is willing to buy the notes.

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Hedging and trading activities. — We or any of our affiliates may carry out hedging activities related to the notes, including purchasing or selling securities included in the Underlying Assets, or futures or options relating to the Underlying Assets, or other derivative instruments with returns linked or related to changes in the performance of the Underlying Assets.  We or our affiliates may also engage in trading relating to the Underlying Assets from time to time. Any of these hedging or trading activities on or prior to the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.

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Many economic and market factors will influence the value of the notes. — In addition to the levels of the Underlying Assets and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, and which are described in more detail in the product supplement.

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You must rely on your own evaluation of the merits of an investment linked to the Underlying Assets. — In the ordinary course of their businesses, our affiliates from time to time may express views on expected movements in the level of the Underlying Assets or the prices of the securities included in the Underlying Assets.  One or more of our affiliates have published, and in the future may publish, research reports that express views on the Underlying Assets or these securities.  However, these views are subject to change from time to time.  Moreover, other professionals who deal in the markets relating to the Underlying Assets at any time may have significantly different views from those of our affiliates.  You are encouraged to derive information concerning each of the Underlying Assets from multiple sources, and you should not rely on the views expressed by our affiliates.

Neither the offering of the notes nor any views which our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

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Significant aspects of the tax treatment of the notes are uncertain. — The tax treatment of the notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity and whether all or part of the gain a holder may recognize upon sale or maturity of an instrument such as the notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “U.S. Federal Tax Information” in this pricing supplement, the section entitled “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations” in the accompanying product supplement, the section entitled “United States Federal Income Taxation” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Hypothetical Return on the Notes at Maturity

The following table and examples illustrate the hypothetical returns at maturity on a $1,000 investment in the notes based on hypothetical Percentage Changes of the Lesser Performing Underlying Asset.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 in principal amount of the notes to $1,000.  The hypothetical total returns set forth below are based on a hypothetical Initial Level of 1,000, a hypothetical Barrier Level of 70% of each Initial Level and the Digital Return of 8.00%.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the notes.  The numbers appearing in the following table and in the examples below have been rounded for ease of analysis. We make no representation or warranty as to which Underlying Asset will be the Lesser Performing Underlying Asset. It is possible that the Final Level of each Underlying Asset will be less than its Initial Level.

The hypothetical examples shown below are intended to help you understand the terms of the notes. The actual cash amount that you will receive at maturity will depend upon whether the closing level of either Underlying Asset is below its Barrier Level on any trading day during the Monitoring Period and whether the Final Level of the Lesser Performing Underlying Asset is below its Initial Level.

Hypothetical Final Level of the Lesser Performing Underlying Asset	Hypothetical Percentage Change of the Lesser Performing Underlying Asset	Hypothetical Payment at Maturity
		(i) if a Barrier Event does not occur during the Monitoring Period	(ii) if a Barrier Event does occur during the Monitoring Period
2,000.00	100.00%	$1,080.00	$1,000.00
1,500.00	50.00%	$1,080.00	$1,000.00
1,200.00	20.00%	$1,080.00	$1,000.00
1,100.00	10.00%	$1,080.00	$1,000.00
1,080.00	8.00%	$1,080.00	$1,000.00
1,030.00	3.00%	$1,080.00	$1,000.00
1,020.00	2.00%	$1,080.00	$1,000.00
1,000.00	0.00%	$1,080.00	$1,000.00
950.00	-5.00%	$1,080.00	$950.00
900.00	-10.00%	$1,080.00	$900.00
800.00	-20.00%	$1,080.00	$800.00
700.00	-30.00%	$1,080.00	$700.00
650.00	-35.00%	N/A	$650.00
600.00	-40.00%	N/A	$600.00
500.00	-50.00%	N/A	$500.00
400.00	-60.00%	N/A	$400.00
200.00	-80.00%	N/A	$200.00
0.00	-100.00%	N/A	$0.00

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the returns set forth in the table above are calculated.

If a Barrier Event Occurs:

Example 1: A Barrier Event occurs and the hypothetical Final Level of the Lesser Performing Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 500.00, representing a Percentage Change of -50%.  Because a Barrier Event occurs and the hypothetical Final Level of the Lesser Performing Underlying Asset is less than its hypothetical Initial Level, the investor receives a payment at maturity of $500 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -50%) = $500

Example 2: A Barrier Event occurs and the hypothetical Final Level of the Lesser Performing Underlying Asset decreases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 900.00, representing a Percentage Change of -10%.  Because a Barrier Event occurs, the investor receives a payment at maturity of $900 per $1,000 in principal amount of the notes, calculated as follows:

$1,000 + ($1,000 x -10%) = $900

Example 3: A Barrier Event occurs and the hypothetical Final Level of the Lesser Performing Underlying Asset increases from the hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 1,100.00, representing a Percentage Change of 10%. Because a Barrier Event occurs, but the Percentage Change of the Lesser Performing Underlying Asset is positive, the investor receives the principal amount.

If a Barrier Event Does Not Occur:

Example 4: A Barrier Event does not occur and the hypothetical Final Level of the Lesser Performing Underlying Asset decreases from its hypothetical Initial Level of 1,000.00 to a hypothetical Final Level of 900.00, representing a Percentage Change of -10%.  Because a Barrier Event does not occur, the investor receives at maturity a payment of $1,080.00 per $1,000 in principal amount of the notes, representing the Digital Return, even though the value of the Lesser Performing Underlying Asset has decreased.

Example 5: The level of the Lesser Performing Underlying Asset increases from the hypothetical Initial Level of 1,000 to a hypothetical Final Level of 1,100, representing a Percentage Change of 10%.  Because a Barrier Event has not occurred, the investor receives a payment at maturity of $1,080.00 per $1,000 in principal amount of the notes, representing the Digital Return.   This payment reflects a return that is less than the return represented by the Percentage Change.

U.S. Federal Tax Information

By purchasing the notes, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat each note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product supplement under “Supplemental Tax Considerations—Supplemental U.S. Federal Income Tax Considerations,” which applies to the notes, except that the following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product supplement.

Under current Internal Revenue Service guidance, withholding on “dividend equivalent” payments (as discussed in the product supplement), if any, will not apply to notes that are issued as of the date of this pricing supplement unless such notes are “delta-one” instruments. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not generally be subject to withholding on dividend equivalent payments, if any, under the notes.

Supplemental Plan of Distribution (Conflicts of Interest)

BMOCM will purchase the notes from us at a purchase price reflecting the commission set forth on the cover page of this pricing supplement. BMOCM has informed us that, as part of its distribution of the notes, it will reoffer the notes to other dealers who will sell them. Each such dealer, or each additional dealer engaged by a dealer to whom BMOCM reoffers the notes, will receive a commission from BMOCM, which will not exceed the commission set forth on the cover page. This commission includes a selling concession of up to 1.60% of the principal amount that we or one of our affiliates will pay to one or more dealers in connection with the distribution of the notes.

Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions.  The public offering price for investors purchasing the notes in these accounts may be less than 100% of the principal amount, as set forth on the cover page of this document.  Investors that hold their notes in these accounts may be charged fees by the investment advisor or manager of that account based on the amount of assets held in those accounts, including the notes.

We will deliver the notes on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

We own, directly or indirectly, all of the outstanding equity securities of BMOCM, the agent for this offering. In accordance with FINRA Rule 5121, BMOCM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We reserve the right to withdraw, cancel or modify the offering of the notes and to reject orders in whole or in part.  You may cancel any order for the notes prior to its acceptance.

You should not construe the offering of the notes as a recommendation of the merits of acquiring an investment linked to any Underlying Asset or as to the suitability of an investment in the notes.

BMOCM may, but is not obligated to, make a market in the notes.  BMOCM will determine any secondary market prices that it is prepared to offer in its sole discretion.

We may use the final pricing supplement relating to the notes in the initial sale of the notes.  In addition, BMOCM or another of our affiliates may use the final pricing supplement in market-making transactions in any notes after their initial sale.  Unless BMOCM or we inform you otherwise in the confirmation of sale, the final pricing supplement is being used by BMOCM in a market-making transaction.

For a period of approximately three months following issuance of the notes, the price, if any, at which we or our affiliates would be willing to buy the notes from investors, and the value that BMOCM may also publish for the notes through one or more financial information vendors and which could be indicated for the notes on any brokerage account statements, will reflect a temporary upward adjustment from our estimated value of the notes that would otherwise be determined and applicable at that time. This temporary upward adjustment represents a portion of (a) the hedging profit that we or our affiliates expect to realize over the term of the notes and (b) the underwriting discount and selling concessions paid in connection with this offering.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month period.

No Prospectus (as defined in Directive 2003/71/EC (as amended, the “Prospectus Directive”)) will be prepared in connection with the notes. Accordingly, the notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of the notes who subsequently sells any of the notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Relating to the Estimated Initial Value of the Notes

Our estimated initial value of the notes on the date of this preliminary pricing supplement, and that will be set forth on the cover page of the final pricing supplement relating to the notes, equals the sum of the values of the following hypothetical components:

•	a fixed-income debt component with the same tenor as the notes, valued using our internal funding rate for structured notes; and

•	one or more derivative transactions relating to the economic terms of the notes.

The internal funding rate used in the determination of the initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt.  The value of these derivative transactions are derived from our internal pricing models.  These models are based on factors such as the traded market prices of comparable derivative instruments and on other inputs, which include volatility, dividend rates, interest rates and other factors.  As a result, the estimated initial value of the notes on the Pricing Date will be determined based on market conditions at that time.

The Underlying Assets

All disclosures contained in this pricing supplement regarding the Underlying Assets, including, without limitation, their make-up, method of calculation, and changes in their components and their historical closing values, have been derived from publicly available information prepared by the applicable sponsors. The information reflects the policies of, and is subject to change by, the sponsors. The sponsors own the copyrights and all rights to the Underlying Assets. The sponsors are under no obligation to continue to publish, and may discontinue publication of, the Underlying Assets. Neither we nor BMO Capital Markets Corp. accepts any responsibility for the calculation, maintenance or publication of any Underlying Asset or any successor index.

The Russell 2000® Index

The RTY was developed by Russell Investments (“Russell”) before FTSE International Limited (“FTSE”) and Russell combined in 2015 to create FTSE Russell, which is wholly owned by London Stock Exchange Group. Russell began dissemination of the RTY (Bloomberg L.P. index symbol “RTY”) on January 1, 1984. The RTY was set to 135 as of the close of business on December 31, 1986. FTSE Russell calculates and publishes the RTY. The RTY is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies. The RTY is determined, comprised, and calculated by FTSE Russell without regard to the notes.

Selection of Stocks Comprising the RTY

All companies eligible for inclusion in the RTY must be classified as a U.S. company under FTSE Russell’s country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, FTSE Russell defines three Home Country Indicators (“HCIs”): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) (“ADDTV”) from all exchanges within a country. Using the HCIs, FTSE Russell compares the primary location of the company’s assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company’s assets are primarily located, FTSE Russell will use the primary country from which the company’s revenues are primarily derived for the comparison with the three HCIs in a similar manner. FTSE Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, FTSE Russell will assign the company to the country of its headquarters, which is defined as the address of the company’s principal executive offices, unless that country is a Benefit Driven Incorporation “BDI” country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Guernsey, Isle of Man, Jersey, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the RTY must trade on a major U.S. exchange. Bulletin board, pink sheets, and over-the-counter (“OTC”) traded securities are not eligible for inclusion. Stocks must have a closing price at or above $1.00 on their primary exchange on the last trading day in July to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last day of July, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of July is equal to or greater than $1.00. Initial public offerings must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If an existing stock does not trade on the “rank day” (typically the last trading day in July but a confirmed timetable is announced each spring), but does have a closing price at or above $1.00 on another eligible U.S. exchange, that stock will be eligible for inclusion. Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY.

Royalty trusts, limited liability companies, closed-end investment companies (companies that are required to report Acquired Fund Fees and Expenses, as defined by the SEC, including business development companies, are not eligible), blank check companies, special-purpose acquisition companies, exchange traded funds, mutual funds and limited partnerships are ineligible for inclusion. Preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights, installment receipts and trust receipts are not eligible for inclusion in the RTY.

Annual reconstitution is a process by which the RTY is completely rebuilt. On the rank day of July, all eligible securities are ranked by their total market capitalization. The largest 4,000 become the Russell 3000E Index, and the other FTSE Russell indexes are determined from that set of securities. Reconstitution of the RTY occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, FTSE Russell adds initial public offerings to the RTY on a quarterly basis based on total market capitalization ranking within the market-adjusted capitalization breaks established during the most recent reconstitution.

After membership is determined, a security’s shares are adjusted to include only those shares available to the public. This is often referred to as “free float.” The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

“Russell 2000®” and “Russell 3000®” are trademarks of FTSE Russell and have been licensed for use by us.

The notes are not sponsored, endorsed, sold or promoted by FTSE Russell. FTSE Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the RTY to track general stock market performance or a segment of the same. FTSE Russell's publication of the RTY in no way suggests or implies an opinion by FTSE Russell as to the advisability of investment in any or all of the securities upon which the RTY is based. FTSE Russell's only relationship to the Issuer is the licensing of certain trademarks and trade names of FTSE Russell and of the RTY which is determined, composed and calculated by FTSE Russell without regard to the Issuer or the notes. FTSE Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and FTSE Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. FTSE Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the RTY. FTSE Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

FTSE RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RTY OR ANY DATA INCLUDED THEREIN AND FTSE RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FTSE RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RTY OR ANY DATA INCLUDED THEREIN. FTSE RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RTY OR ANY DATA INCLUDED HEREIN WITHOUT LIMITING ANY OF THE FOREGOING. IN NO EVENT SHALL FTSE RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The EURO STOXX 50® Index

The EURO STOXX 50® Index was created by STOXX, a joint venture between Deutsche Börse AG and SIX Group AG.  Publication of the EURO STOXX 50® Index began in February 1998, based on an initial Index level of 1,000 at December 31, 1991. On March 1, 2010, STOXX announced the removal of the “Dow Jones” prefix from all of its indices, including the EURO STOXX 50® Index. Additional information about the EURO STOXX 50® Index is available on the STOXX Limited website: http://www.stoxx.com.  However, information included in that website is not included or incorporated by reference in this pricing supplement.

EURO STOXX 50® Index Composition and Maintenance

For each of the 19 EURO STOXX regional supersector indices, the stocks are ranked in terms of free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding supersector index.  If the next highest-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All current stocks in the index are then added to the selection list.  All of the stocks on the selection list are then ranked in terms of free-float market capitalization to produce the final index selection list.  The largest 40 stocks on the selection list are selected; the remaining 10 stocks are selected from the largest remaining current stocks ranked between 41 and 60; if the number of stocks selected is still below 50, then the largest remaining stocks are selected until there are 50 stocks. In exceptional cases, STOXX’s management board can add stocks to and remove them from the selection list.

The index stocks are subject to a capped maximum index weight of 10%, which is applied on a quarterly basis.

The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the 19 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.  The index stocks have a high degree of liquidity and represent the largest companies across a wide range of market sectors.

Composition and Maintenance of EURO STOXX 50® Index

The composition of the EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August.  Changes in the composition of the EURO STOXX 50® Index are made to ensure that it includes the 50 market sector leaders from within the EURO STOXX Index.

The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.

The EURO STOXX 50® Index is subject to a “fast exit rule.”  The index stocks are monitored for any changes based on the monthly selection list ranking.  A stock is deleted from the EURO STOXX 50® Index if: (a) it ranks 75 or below on the monthly selection list and (b) it has been ranked 75 or below for a consecutive period of two months in the monthly selection list.  The highest-ranked stock that is not already an index stock will replace it.  Changes will be implemented on the close of the fifth trading day of the month, and are effective the next trading day.

The EURO STOXX 50® Index is also subject to a “fast entry rule.”  All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added, if (a) it qualifies for the latest STOXX blue-chip selection list generated end of February, May, August or November and (b) it ranks within the “lower buffer” on this selection list.

The EURO STOXX 50® Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the EURO STOXX 50® Index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the EURO STOXX 50® Index

The EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight.  The formula for calculating the EURO STOXX 50® Index value can be expressed as follows:

Index = free float market capitalization of the index at the time divisor of the index at the time

The “free float market capitalization of the index” is equal to the sum of the products of the closing price, number of shares, free float factor and the weighting cap factor for each component company as of the time that the EURO STOXX 50® Index is being calculated.

The divisor of the EURO STOXX 50® Index is adjusted to maintain the continuity of the EURO STOXX 50® Index’s values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.

License Agreement

We have entered into a non-exclusive license agreement with STOXX, which grants us a license in exchange for a fee to use the EURO STOXX 50® Index in connection with the issuance of certain securities, including the notes.

STOXX and its licensors (the “Licensors”) have no relationship with us or BMOCM, other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the notes.

STOXX and its Licensors do not:

•	sponsor, endorse, sell or promote the notes.

•	recommend that any person invest in the notes or any other securities.

•	have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•	have any responsibility or liability for the administration, management or marketing of the notes.

•	consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

STOXX and it Licensors will not have any liability in connection with the notes.  Specifically,

•	STOXX and its Licensors do not make any warranty, express or implied, and disclaim any and all warranty about:

▪	the results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;

▪	the accuracy or completeness of the EURO STOXX 50® Index and its data;

▪	the merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index or its data;

•	STOXX and its Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data; and

•	any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX knows that they might occur.

The licensing agreement among us, BMOCM and STOXX is solely for the benefit of the parties thereto and not for the benefit of the owner of the notes or any other third parties.

Historical Performances of the Underlying Assets

The following tables set forth the quarter-end high and low closing levels for each Underlying Asset from the first quarter of 2008 through January 17, 2018.

The historical levels of the Underlying Assets are provided for informational purposes only. You should not take the historical levels of the applicable Underlying Asset as an indication of its future performance, which may be better or worse than the levels set forth below.
Closing Levels of the Russell 2000® Index

		High	Low
2008	First Quarter	753.548	643.966
	Second Quarter	763.266	686.073
	Third Quarter	754.377	657.718
	Fourth Quarter	671.590	385.308

2009	First Quarter	514.710	343.260
	Second Quarter	531.680	429.158
	Third Quarter	620.695	479.267
	Fourth Quarter	634.072	562.395

2010	First Quarter	690.303	586.491
	Second Quarter	741.922	609.486
	Third Quarter	677.642	590.034
	Fourth Quarter	792.347	669.450

2011	First Quarter	843.549	773.184
	Second Quarter	865.291	777.197
	Third Quarter	858.113	643.421
	Fourth Quarter	765.432	609.490

2012	First Quarter	846.129	747.275
	Second Quarter	840.626	737.241
	Third Quarter	864.697	767.751
	Fourth Quarter	852.495	769.483

2013	First Quarter	953.068	872.605
	Second Quarter	999.985	901.513
	Third Quarter	1,078.409	989.535
	Fourth Quarter	1,163.637	1,043.459

2014	First Quarter	1,208.651	1,093.594
	Second Quarter	1,192.964	1,095.986
	Third Quarter	1,208.150	1,101.676
	Fourth Quarter	1,219.109	1,049.303

2015	First Quarter	1,266.373	1,154.709
	Second Quarter	1,295.799	1,215.417
	Third Quarter	1,273.328	1,083.907
	Fourth Quarter	1,204.159	1,097.552

2016	First Quarter	1,114.028	953.715
	Second Quarter	1,188.954	1,089.646
	Third Quarter	1,263.438	1,139.453
	Fourth Quarter	1,388.073	1,156.885

2017	First Quarter	1,413.635	1,345.598
	Second Quarter	1,425.985	1,345.244
	Third Quarter	1,490.861	1,356.905
	Fourth Quarter	1,548.926	1,464.095

2018	First Quarter (through January 17, 2018)	1,591.972	1,550.011

Closing Levels of the EURO STOXX 50® Index

		High	Low
2008	First Quarter	4,339.23	3,431.82
	Second Quarter	3,882.28	3,340.27
	Third Quarter	3,445.66	3,000.83
	Fourth Quarter	3,113.82	2,165.91

2009	First Quarter	2,578.43	1,809.98
	Second Quarter	2,537.35	2,097.57
	Third Quarter	2,899.12	2,281.47
	Fourth Quarter	2,992.08	2,712.30

2010	First Quarter	3,017.85	2,631.64
	Second Quarter	3,012.65	2,488.50
	Third Quarter	2,827.27	2,507.83
	Fourth Quarter	2,890.64	2,650.99

2011	First Quarter	3,068.00	2,721.24
	Second Quarter	3,011.25	2,715.88
	Third Quarter	2,875.67	1,995.01
	Fourth Quarter	2,476.92	2,090.25

2012	First Quarter	2,608.42	2,286.45
	Second Quarter	2,501.18	2,068.66
	Third Quarter	2,594.56	2,151.54
	Fourth Quarter	2,659.95	2,427.32

2013	First Quarter	2,749.27	2,570.52
	Second Quarter	2,835.87	2,511.83
	Third Quarter	2,936.20	2,570.76
	Fourth Quarter	3,111.37	2,902.12

2014	First Quarter	3,172.43	2,962.49
	Second Quarter	3,314.80	3,091.52
	Third Quarter	3,289.75	3,006.83
	Fourth Quarter	3,277.38	2,874.65

2015	First Quarter	3,731.35	3,007.91
	Second Quarter	3,828.78	3,424.30
	Third Quarter	3,686.58	3,019.34
	Fourth Quarter	3,506.45	3,069.05

2016	First Quarter	3,178.01	2,680.35
	Second Quarter	3,151.69	2,697.44
	Third Quarter	3,091.66	2,761.37
	Fourth Quarter	3,290.52	2,954.53

2017	First Quarter	3,500.93	3,230.68
	Second Quarter	3,658.79	3,409.78
	Third Quarter	3,594.85	3,388.22
	Fourth Quarter	3,697.40	3,503.96

2018	First Quarter (through January 17, 2018)	3,622.87	3,490.19